                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 4)

                         Metromedia Fiber Network, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591689104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                 David A. Persing, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8022

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2000

-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|  Rule 13d-1(b)

      |_|  Rule 13d-1(c)

      |X|  Rule 13d-1(d)



      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  5916891014                 13G/A            PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Metromedia Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER
  NUMBER OF          62,924,096 (62,924,096 shares of Class B Common Stock, par value $.01 per share, freely convertible into shares of
   SHARES            Class A Common Stock at a rate of one share of Class
                     A Common Stock for each share of Class B Common Stock)
BENEFICIALLY    ----------------------------------------------------------------
                6    SHARED VOTING POWER
  OWNED BY
                ----------------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER
                     62,924,096 (62,924,096 shares of Class B Common Stock,
  REPORTING          par value $.01 per share, freely convertible into shares
                     of Class A Common Stock at a rate of one share of Class A
   PERSON            Common Stock for each share of Class B Common Stock)
                ----------------------------------------------------------------
    WITH        8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        62,924,096 (62,924,096 shares of Class B Common Stock, par value $.01 per share, freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                             |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        11.5%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  5916891014                 13G/A            PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John W. Kluge
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
                       4,427,100 (represents presently exercisable options to
                       acquire 3,727,100 and 700,000 shares of class A common
                       stock at an exercise price of $0.12313 per share and
                       $28.5625 per share, respectively)
  NUMBER OF       --------------------------------------------------------------
                  6    SHARED VOTING POWER
   SHARES              62,924,096 (62,924,096 shares of class B common stock,
                       par value $.01 per share, freely convertible into shares
BENEFICIALLY           of class A common stock at a rate of one share of class A
                       common stock for each share of class B common stock,
  OWNED BY             owned by Metromedia Company, of which Mr. Kluge is a
                       general partner)
    EACH          --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
  REPORTING            4,427,100 (represents presently exercisable options to
                       acquire 4,427,100 and 700,000 shares of class A common
   PERSON              stock at an exercise price of $0.12313 per share and
                       $28.5625 per share, respectively)
    WITH          --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       62,924,096 (62,924,096 shares of class B common stock,
                       par value $.01 per share, freely convertible into shares
                       of class A  common stock at a rate of one share of class
                       A common stock for each share of class B common stock,
                       owned by Metromedia Company, of which Mr. Kluge is a
                       general partner)
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        67,351,196 (62,924,096 shares of class B common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner, and 3,727,100 and 700,000 presently exercisable options to acquire shares of class A common stock at an exercise price of $0.12313 per share and $28.5625 per share, respectively)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        12.2%

--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  5916891014                 13G/A            PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Stuart Subotnick
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
                      8,047,948 (includes 2,733,500 and 700,000 presently
                      exercisable options to acquire shares of class A common
                      stock at an exercise price of $0.12313 and $28.5625 per
                      share, respectively, and includes 4,614,448 shares of
                      class B common stock (140,000 of which are owned by the
                      Subotnick Family Trust u/a dated November 5, 1998, 10,000
                      of which are owned by the Bryan Subotnick 1999 Trust u/a
                      dated October 29, 1999 and 10,000 of which are owned by
                      the Paula Block 1999 Trust u/a dated October 29, 1999.
  NUMBER OF           Each trust agreement is between Stuart Subotnick as
                      Grantor and Anita Subotnick as Trustee.))
   SHARES        ---------------------------------------------------------------
                 6    SHARED VOTING POWER
BENEFICIALLY          62,924,096 (62,924,096 shares of Class B Common Stock, par value $.01 per share, freely convertible into shares WITH
  OWNED BY            of class A common stock at a rate of one share of class A
                      common stock for each share of class B common stock, owned
    EACH              by Metromedia Company, of which Mr. Subotnick is a general partner)
  REPORTING      ---------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER
   PERSON             8,047,948 (includes presently exercisable options to
                      acquire 2,733,500 and 700,000 shares of class A common
    WITH              stock at an exercise price of $0.12313 and $28.5625 per
                      share, respectively, and 4,614,448 shares of class B
                      common stock (140,000 of which are owned by the Subotnick
                      Family Trust, 10,000 of which are owned by the Bryan
                      Subotnick 1999 Trust and 10,000 of which are owned by the
                      Paula Block 1999 Trust.  Each trust agreement is between
                      Stuart Subotnick as Grantor and Anita Subotnick as
                      Trustee. ))
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER
                      62,924,096 (62,924,096 shares of Class B Common stock
                      owned by Metromedia Company, of which Mr. Subotnick is a
                      general partner).
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,972,044 (includes 4,614,448 shares of Class B Common Stock, of which
        (i) 140,000 shares are owned by the Subotnick Family Trust u/a dated November 5, 1998, 10,000 are owned by the Bryan Subotnick 1999 Trust and 10,000 of which are owned by the Paula Block 1999 Trust and (ii) 62,924,096 shares are owned by Metromedia Company, of which Mr. Subotnick is a general partner; and includes 2,733,500 and 700,000 presently exercisable options to acquire shares of class A common stock at an exercise price of $0.12313 and $28.5625 per share respectively).
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        12.8%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

ITEM 4.      OWNERSHIP

      See responses to Items 5,6,7,8,9, and 11 of Cover Pages.


      On January 14, 2000 Stuart Subotnick was granted options to purchase 700,000 shares of Class A Common Stock at an exercise price of $28.5625.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2001


                                          Metromedia Company

                                          By:  /s/ Stuart Subotnick
                                             ----------------------
                                          Name: Stuart Subotnick
                                          Title: Executive Vice President


                                          /s/ John W. Kluge
                                          -----------------
                                          John W. Kluge

                                          /s/ Stuart Subotnick
                                          --------------------
                                          Stuart Subotnick

                               INDEX TO EXHIBITS



Exhibit No.         Description

99.1                Joint Filing Agreement dated as of February 9, 1999